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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                             Brooks Automation, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   11434A 10 0
                                 (CUSIP Number)

                              Mr. Juergen Giessmann
                              Mr. Reimund Blessing
                                 Dr. Merve Finke
                             M+W Zander Holding GmbH
                              Lotterbergstrasse 30
                                 70499 Stuttgart
                                     GERMANY
                            Tel: 011 49 711 8804 1506
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 30, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO.  11434A 10 0                                               Page 2 of 6


                                  SCHEDULE 13D


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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

                   M & W ZANDER HOLDING GmbH

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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /


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    3     SEC USE ONLY


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    4     SOURCE OF FUNDS*

                   00

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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     / /


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    6     CITIZENSHIP OR PLACE OR ORGANIZATION
                   FEDERAL REPUBLIC OF GERMANY

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                               7     SOLE VOTING POWER
                                                                    868,572
         NUMBER OF
                           -----------------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                                                       0
         OWNED BY
                           -----------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
         REPORTING                                                  868,572
          PERSON
                           -----------------------------------------------------
           WITH                10    SHARED DISPOSITIVE POWER
                                                                          0

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          868,572
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           / /

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
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CUSIP NO.  11434A 10 0                                               Page 3 of 6


ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of Common Stock of Brooks Automation, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 15 Elizabeth Drive, Chelmsford, MA 01824.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) NAME: This statement is being filed by the Reporting Person, M+W Zander Holding GmbH, a corporation organized under the laws of the Federal Republic of Germany.

         (b) BUSINESS ADDRESS: The principal place of business of the Reporting Person is Lotterbergstrasse, 30 D-70499 Stuttgart, Germany.

         (c) PRINCIPAL BUSINESS: The Reporting Person is a worldwide supplier of advanced factory automation systems headquartered in Germany.

         (d) CRIMINAL PROCEEDINGS: During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) OTHER PROCEEDINGS: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Issuer acquired substantially all of the assets and assumed certain of the liabilities of the Infab Division of the Reporting Person in exchange for 868,572 shares of the Issuer's common stock, subject to adjustment pending the completion of a post closing review of the purchased assets. The assets purchased from the Infab Division included fixed assets, usable inventory, collectible receivables, patents and intellectual property.
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CUSIP NO.  11434A 10 0                                               Page 4 of 6


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Issuer's common stock as an investment. As part of this transaction, the Issuer appointed Juergen Giessmann, an executive officer of the Reporting Person, to the Issuer's Board of Directors pursuant to a Stockholder Agreement dated September 30, 1999 among the Issuer, the Reporting Person, a subsidiary of the Reporting Person and Robert J. Therrien, the president and chief executive officer of the Issuer and a member of the Issuer's Board of Directors. Under the Stockholder Agreement, until the Reporting Person no longer holds all its shares purchased from the Issuer in this transaction, or until September 30, 2004, whichever occurs first, the Issuer has agreed to nominate a reasonably acceptable candidate of the Reporting Person to the Issuer's Board of Directors in each election of the Issuer's directors. Robert J. Therrien agreed to vote all his shares in favor of such nominees for election to the Board of Directors. The Reporting Person, in turn, agreed to vote in favor of the other candidates to the Issuer's Board of Directors and for other matters, in the same proportion as the votes cast by the other holders of the Issuer's common stock. The Reporting Person also agreed not to buy or sell shares of the Issuer's common stock except in specified circumstances. The Reporting Person further agreed to share information with the Issuer regarding upcoming projects and to give the Issuer the right of first refusal as a supplier. The terms of these arrangements are more fully described in the Stockholder Agreement.

         Except as otherwise set forth in this Item 4, the Reporting Person has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

         The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Person directly owns 868,572 shares of the Issuer's common stock. The Reporting Person has sole voting and dispositive power over these shares. These shares represent approximately 7.1% of the common stock of the Issuer. The Reporting Person has not been a party to any transaction in the common stock, other than as otherwise described in this Schedule 13D, in the last sixty days. The Reporting Person knows of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.
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CUSIP No. 11434A 10 0                                             Page 5 of 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Stockholder Agreement dated September 30, 1999 among Brooks Automation, Inc., Jenoptik AG, Meissner + Wurst Zander Holding GmbH and Robert J. Therrien.
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CUSIP NO.  11434A 10 0                                               Page 6 of 6


                            SCHEDULE 13D - SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 19, 1999                            M+W Zander Holding GmbH
(Date)

                                            By:  /s/ Dr. Merve Finke